Exhibit 99.1

Ability Inc.

(“The Company”)

February 22, 2021

To:	The Securities Authority	The Tel Aviv Securities Exchange Ltd.
	www.isa.gov.il	www.tase.co.il

Immediate report regarding the approval of extension of put options

The Company hereby reports that on February 22, 2021, the Company’s Board of Directors decided following the approval of the Company’s Audit Committee on February 22, 2021, in accordance with the approval procedures under section 272 (a) of the Israeli Companies Law, 1999, to extend the exercise date of Put Options for sale of 117,327 shares of the Company (“the put options”) which were granted to Messrs., Anatoly Hurgin and Alexander Aurovsky (” the holders of the put options “), by virtue of the merger agreement between the Company and Cambridge Holdco Corp. as of December 23, 2015. For additional information, see note 1.b.1, to the condensed consolidated interim financial statements included in the semi-annual report for 2020 (“the semi-annual report for 2020”), which was published on December 27, 2020 (Reference No.: 2020- 01-140514), and which is included in this immediate report by way of reference.

The Audit Committee and the Board of Directors approved the extension of the exercise period of the put options for an additional five years, until March 1, 2026, during which the holders of the put options may exercise them in accordance with the original terms of the put options, subject to compliance with the Company’s statement as described in Note 4 to the semi-annual report for 2020 which is included in this immediate report by way of reference.

The Audit Committee and the Company’s Board of Directors considered that such approval is in favor of the Company, as the expiration of the put options will likely lead to litigation procedures with the authorities and entities that may have claims regarding the deposit, including the entities mentioned in Note 4 to the 2020 semi-annual report. The abovementioned procedures may impose significant costs on the Company, which will negatively impact the Company’s financial stability as well as the shareholders interests.

Sincerely,

Ability Inc.

Signed by:

Evyatar Cohen, CFO